Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954

Date: August 17, 2020

TOTVS S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ/ME) 53.113.791/0001-22

Company Registry (NIRE): 35.300.153.171

Notice to the market

TOTVS S.A. (B3: TOTS3) (“Company” or “TOTVS”), further to the material fact released on August 14, 2020, re- iterates that it remains confident in the proposal it presented for a business combination with Linx S.A., and in the value that can be created therefrom for both companies and their respective shareholders, despite the undue burden intended to be imposed by StoneCo Ltd. on Linx S.A. in the event its shareholders accept TOTVS’s proposal (or even in the event the conditions of the merger proposal released as announced by StoneCo Ltd. are otherwise not approved in Linx’s general shareholders meeting).

In this context, TOTVS reaffirms its intention that, if the transaction proposed by TOTVS is completed, it will challenge through appropriate legal actions the legality of the break-up fee imposed by StoneCoLtd. and the damage to the interest and authority of Linx S.A.’s shareholders, unduly exposed by Linx’s management to a highly unusual situation, in which the rejection of a proposal by the shareholders would produce material damages for such shareholders.

The break-up fee is in clear violation of Brazilian corporate law and the duties established therein, especially when seeking to make no distinction between the ostensible personal benefit (where there would be an impediment to vote), and the resolution taken with the same beneficiaries' vote as a shareholder on the merger, an essential condition for the personal benefit itself (and where allegedly there is no such impediment). The shareholders and applicable regulatory agencies shall decide whether the proposed resolution is in the best interests of the company and the public interests, without prejudice to the subsequent judicial actions and determination of responsibilities.

In addition, we are surprised by Linx management’s understanding that the negotiations held between the most senior management and representatives of both companies would have been perceived as “no expectation or concrete element”. The purposes of the conversations was for TOTVS to present a proposal, with urgency as requested by Linx’s most senior management, after the release of Linx’s quarter earnings results (delayed by one day, without any explanation and not in line with the timetable presented to Linx shareholders and B3 months earlier). This understanding has no basis in the actual facts and only serves to argue that, after the aforementioned discussions were taken to the board of directors of Linx S.A., there was no requirement to continue such negotiations and aiming to seek the best value for the shareholders of Linx S.A., which clearly would have been legally required. The exchange of messages between the most senior management of the two companies, duly registered by TOTVS, clearly supports the facts as reported by TOTVS.

We remain at the disposal of Linx S.A. management and will engage, with our advisors, in whatever is necessary to follow up on what we believe to be an excellent opportunity for the two companies, with the appropriate urgency and highest governance standards.

TOTVS will keep its shareholders and the market informed about the relevant developments related to the matters discussed herein.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed business combination, TOTVS may file with the SEC relevant materials, including, in the case of a registered offering in the U.S. a registration statement (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed business combination (a “Registration Statement”), each of which shall be amended as necessary. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The Registration Statement (if and when filed) and all other documents filed with the SEC in connection with the proposed business combination will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Registration Statement (if and when filed) and all other documents filed by TOTVS with the SEC in connection with the proposed business combination will be made available, free of charge, on TOTVS’s investor relations website at http://ri.totvs.com/

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by TOTVS’s management. These statements are statements that are not historical facts, and are based on TOTVS’s management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors, as well as the ability to successfully complete the proposed business combination and realize the anticipated benefits of the proposed business combination, delays in obtaining any approvals required for the proposed business combination, or an inability to obtain them on the terms proposed or on the anticipated schedule, or the failure of any of the conditions to the proposed business combination to be satisfied. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. TOTVS assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

São Paulo, August 17, 2020.

Gilsomar Maia Sebastião

Chief Financial and Investor Relations Officer

Investor Relations

Phone: (+55 11) 2099-7773/7097/7089/7105

ri@totvs.com.br

http://ri.totvs.com/